Amendment No. 3 to Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218107

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [___]

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MP TMA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,454,998 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,454,998 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,454,998 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MP TMA (CAYMAN) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,922,712 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,922,712 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,922,712 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MatlinPatterson Global Opportunities Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,454,998 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,454,998 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,454,998 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,922,712 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,922,712 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,922,712 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MatlinPatterson Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,710 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,710 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,377,710 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14	TYPE OF REPORTING PERSON HC

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,710 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,710 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,377,710 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14	TYPE OF REPORTING PERSON IA

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,710 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,710 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,377,710 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14	TYPE OF REPORTING PERSON HC

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__] (See Introduction on Schedule 13D)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,710 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,710 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,377,710 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14	TYPE OF REPORTING PERSON HC

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,710 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,710 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,377,710 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Amendment No. 3 to Schedule 13D

CUSIP No.: 885218107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,710 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,710 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,377,710 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of (i) MP TMA LLC (“MP TMA”), (ii) MP TMA (Cayman) LLC (“MP TMA (Cayman)”), (iii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), (iv) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)”, (v) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), (vi) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), (vii) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), (viii) MatlinPatterson LLC (“MatlinPatterson”), (ix) David J. Matlin and Mark R. Patterson originally filed on April 9, 2008, as amended by Amendment No. 1 filed on April 18, 2008 and Amendment No. 2 filed on April 24, 2008 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Thornburg Mortgage, Inc. (the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

 (a)-(b)  On September 26, 2008, the Issuer effected a one-for-ten reverse split of its Common Stock (the “Reverse Stock Split”).  Unless otherwise noted, all amounts in respect of the Common Stock and Warrants in Items 7 through 13 of each of the cover pages hereto, and this Item 5 have been adjusted to reflect such Reverse Stock Split.

As set forth in Item 4, on March 31, 2008, the Issuer issued Warrants exercisable for 16,860,705 shares of Common Stock (the “Initial Warrants”) and placed into escrow approximately 3,380,158 Escrowed Warrants.  The Reporting Persons collectively initially acquired Initial Warrants exercisable for 6,964,185 of the 16,860,705 shares of Common Stock subject to such Initial Warrants.  The Reporting Persons exercised the Initial Warrants exercisable for such 6,964,185 shares on April 15, 2008 for an aggregate exercise price of $696,418.35 and received 6,964,185 shares of Common Stock.

On October 1, 2008, due to the Triggering Event failing to occur on or prior to the extended deadline of September 30, 2008, the $188.6 million of funds that remain in the escrow account as of September 30, 2008 was released to the Escrow Subscribers.  In connection with the release of the Escrowed Funds to the Escrow Subscribers pursuant to the terms of the Purchase Agreement, the holders of the Notes became entitled to receive their Escrowed Warrants (as adjusted for anti-dilution protection for the issuance of 2,954,422 shares of Common Stock to certain of the holders of Notes on October 1, 2008 and certain shares of Common Stock to holders of junior subordinated notes of a subsidiary of the Issuer), which were released to such holders on October 27, 2008 on a pro rata basis (based on the aggregate principal amount of Notes outstanding as of September 30, 2008).  Although neither MP TMA nor MP TMA (Cayman) was a subscriber to the Escrow Funds, pursuant to the Purchase Agreement, each of MP TMA and MP TMA (Cayman) became entitled to receive its pro rata portion of the Escrowed Warrants upon the termination of the Escrow Agreement.

Amendment No. 3 to Schedule 13D

On October 27, 2008 MP TMA and MP TMA (Cayman) received Escrowed Warrants exercisable into 1,089,116 and 324,409 shares of Common Stock, respectively. The Escrowed Warrants, prior to exercise, will be subject to further anti-dilution protection pursuant to the Warrant Agreement. The Escrowed Warrant are exercisable at an exercise price of $0.01 per share.

According to information supplied by the Issuer to the Matlin Subscribers, 44,255,163 shares of Common Stock were outstanding as of October 31, 2008.  Only giving effect to exercise of warrants held by the Reporting Persons, but not to exercises of other Warrants issued on October 27, 2008 that have not already been exercised prior to the filing hereof, the Reporting Persons beneficially own 18.3% of the shares of Common Stock then outstanding.  Assuming that all of the other Warrants issued on October 27, 2008 were exercised, the Reporting Persons would beneficially own 17.8% of the shares of Common Stock then outstanding.

Each of the Matlin Partners (Delaware), as the sole member of MP TMA, and Matlin Partners (Cayman), as the member that holds more than 99 percent of the membership interests in MP TMA (Cayman), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman), respectively.  Matlin Advisers, as the Investment Adviser of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Global Partners, as the general partner of each of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Each of Matlin Asset Management, as the sole member of each of Matlin Advisers and Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson, each a holder of 50 percent of the membership interests in MatlinPatterson, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  As a result, each of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs. Matlin and Patterson may be deemed to beneficially own the shares of Common Stock directly owned by MP TMA and MP TMA (Cayman).   The filing of this Schedule 13D shall not be construed as an admission that any of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson or Messrs. Matlin and Patterson are the beneficial owner of any securities covered by this statement.

(c) Except as disclosed in the Schedule 13D, and this Amendment No.3, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d)  Not applicable

(e)  Not applicable

The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it or he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

Amendment No. 3 to Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 31, 2008

Signatures:	MP TMA LLC By: /s/ Robert H. Weiss Name: Robert H. Weiss Title:
MP TMA (CAYMAN) LLC By: /s/ Robert H. Weiss Name: Robert H. Weiss Title:

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:

MATLINPATTERSON GLOBAL ADVISERS LLC,

            its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum

            Name:  Lawrence M. Teitelbaum

            Title:  Chief Financial Officer

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum

            Name:  Lawrence M. Teitelbaum

            Title:  Chief Financial Officer

MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Lawrence M. Teitelbaum Name: Lawrence M. Teitelbaum Title: Chief Financial Officer

Amendment No. 3 to Schedule 13D

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Lawrence M. Teitelbaum Name: Lawrence M. Teitelbaum Title: Chief Financial Officer

MATLINPATTERSON ASSET MANAGEMENT LLC

By:  MATLINPATTERSON LLC, its Manager

By:

/s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member pursuant to Power of Attorney filed with the SEC on October 31, 2008

            Name:  Robert H. Weiss
            Title:  attorney-in-fact

MATLINPATTERSON LLC

By:

/s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member pursuant to Power of Attorney filed with the SEC on October 31, 2008

            Name:  Robert H. Weiss
            Title:  attorney-in-fact

DAVID J. MATLIN By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin pursuant to Power of Attorney filed with the SEC on October 31, 2008 Name: Robert H. Weiss Title: attorney-in-fact
MARK R. PATTERSON By: /s/ Robert H. Weiss, as attorney-in-fact for Mark R. Patterson pursuant to Power of Attorney filed with the SEC on October 31, 2008 Name: Robert H. Weiss Title: attorney-in-fact